Exhibit 4.4

EMPLOYMENT CONTRACT

The undersigned

Celyad SA, with registered offices located at Rue Edouard Belin 12, B-1435 Mont-Saint-Guibert and represented by Christian Homsy, Chief Executive Officer, hereinafter referred to as the “Employer”, and

Mr David Gilham, residing at Tara Cottage, Brookbottom, New Mills, Derbyshire, SK22 3AY, United Kingdom, hereinafter referred to as the “Employee”,

have agreed as follows:

Article 1: Date and position

This contract is entered into for an indefinite period and comes into force on [8 September 2016 - To be confirmed]. 12th September 2016

The Employee is hired as Senior Vice President R & D, reporting on an interim basis to Christian Homsy, CEO. Celyad is currently looking to hire a Global Head of Development that will lead all R&D and Clinical operations of the Group. Once the Global Head of Development will be on board, the Employee will report to him.

The Employer reserves the right to change the Employee’s position if this is in accord with the Employee’s capacities and knowledge. This article will be enforced with due consideration for the Employer’s economic interests and the Employee’s personal interests. Any change in the position will not constitute a unilateral change in the Employee’s working conditions.

Article 2: Basic remuneration

The remuneration comprises a fixed part and a variable part. The fixed part comprises a gross monthly salary of €12,000.

The variable part is related to the Incentive Plan put in place by the Company, and may correspond to up to 20% of the gross annual salary. The variable part will be determined at the end of each calendar year on the basis of the Employee’s performance (determined based on objectives established at the beginning of each year with the Employee’s manager), on the one hand, and the Company’s operational and financial performance, on the other hand.

The number of monthly salaries as well as the “supplementary” salaries, such as the thirteenth month and holiday pay, Is established In accordance with the conditions of Joint Committee 207.

Article 3: Review

The Employee’s performances will be reviewed annually, for the first time no later than 1 January following the entry into force of the employment contract.

Article 4: Other advantages

Meal vouchers will be granted to the Employee within the limits and in accordance with the relevant legal stipulations. The “gross” value of the meal vouchers, before deduction of the legal amounts imposed by law, is €8 per voucher per day worked.

The Employee will have the use of a company vehicle as defined in the Company’s car policy. The vehicle is provided to the Employee, Inclusive of fuel card, servicing, Insurance and related taxes. The vehicle must have a diesel engine. The Employer will deduct the taxes as stipulated by law relating to this type of fringe benefit from the salary. Furthermore, the Employer reserves the right to withdraw the grant of a company vehicle should the Employee Is unable to show that the vehicle is used for essentially work-related matters and that it Is looked after with due care.

As the Employee is residing outside of Belgium, and commits to be in the offices of the Company a minimum of 4 days per week (when not travelling abroad for professional duties), the Company will lease an apartment or a house for a monthly budget of up to €1,500 per month (all charges included). Also, the Company will pay all personal travels expenses of the Employee from and to Manchester.

Article 5: Insurance plan

From the first day of employment the Employee benefits from insurance covering hospital, ambulant and dental care taken out with DKV. Furthermore, from the first day of employment the Employee will be signed up to the Company’s supplementary Group Insurance plan (life insurance, sickness and invalidity insurance, pension saving).

Article 6: Stock option plan

When warrants are issued by the Company, the Employee will be able to benefit from warrants as defined by the distribution plan approved by the Company’s

Compensation Committee. However, the award of warrants to the Employee is not guaranteed and any decision to do so is at the exclusive discretion of the Compensation Committee.

Within 30 days following the first working day of the Employee (expected to be [1st of September 2016]), the Company will grant 10,000 warrants to the Employee.

Article 7: Place of work

The regular place of work is: Rue Edouard Belin 12, Axisparc, B-1435 Mont-Saint-Guibert.

The Employer reserves the right to change the place of work for valid operational reasons.

The Employee agrees to travel to several regions and countries if this proves necessary for the Company’s business and to fulfil his duties.

Article 8: Annual holidays

The Employee will benefit from the number of days holiday as set down in the relevant Belgian laws and as established by Joint Committee 207, with due consideration for the number of working hours as set down In Article 8bis, which is 32 days in total at the end of the first fully worked year (40 hours per week split over 5 days worked).

As far as possible, and insofar as the number of days is sufficient, the Employee is requested to take at least 10 days between 1 July and 31 August. The dates of the annual holidays will be decided by mutual agreement between the Employer and the Employee. The Employee will also be entitled to the legal public holidays in Belgium. The days off will be set at least 2 weeks in advance with the agreement of the managing director or any other authorised person in this person’s absence.

Article 8 bis: Working hours

The Employee works 40 hours per week. The Employee is expected to begin the working day between 8.30 am and 9.00 am and to end the working day between 5.30 pm and 6.00 pm, depending on the schedule established with his manager.

Article 9: Exclusivity

The Employee acknowledges and accepts that the nature of the Company’s activities, his duties and responsibilities as well as the remuneration granted to him presuppose that he devotes all of his working time and all his capacities to the Company’s business.

The Employee must obtain the Company’s approval in advance before undertaking any other working activity outside of the Company. The Company may refuse to give this approval without justification or grant it subject to certain conditions.

The Company’s authorisation is required for any working activity, remunerated or otherwise:

1.	performed directly by the Employee as a self-employed person or as an employee, authorised representative or agent of another company; or

2.	performed by another company under the control of the Employee.

Article 10: Confidential information

During the performance of this contract, the Employee must:

•	not disclose any Confidential Information to any person;

•	not use any Confidential Information to his advantage (with or without the prospect of financial gain) or the advantage of any other person (with or without the prospect of financial gain).

After the end of this contract, the Employee must:

•	not disclose any Confidential information to any person;

•	not use any Confidential Information to his advantage (with or without the prospect of financial gain) or the advantage of any other person (with or without the prospect of financial gain).

•	spontaneously or on the Company’s first request, return to the Company any Confidential Information, whichever way this Confidential Information is kept or stored;

•	notify his new Employer or new clients of his obligations under this article.

If this stipulation is breached by the Employee the Company or the Group may claim damages and interest from the Employee, set at the fixed sum of EUR 25,000 per breach, without affecting the Company’s right to compensation based on its actual losses.

The Employee’s attention is also drawn to the fact that the criminal penalty for disclosing industrial secrets is imprisonment of between three months and three years under Article 309 of the Penal Code.

Bearing in mind the nature of its activities and the critical character of the Confidential Information circulating there, the Company will do its utmost to assert its rights and prosecute the Employee if he breaches this Article 10.

Article 11: Intellectual property

§1. All intellectual property rights and other rights, such as the rights to knowhow (hereinafter referred to jointly as “Intellectual Property Rights”), to all research and development results, documentation, databases, reports, analyses, technologies, industrial secrets, methods, procedures, discoveries, improvements and any other work created, designed, developed or produced in whole or in part by the Employee, alone or working with others, using or not using the Company’s systems, equipment or machinery, during or in performance of the employment contract or on the Company’s instructions, or that relate or can in any way be connected to any of the matters that constitute or can become a Company activity or that are the subject or can be the subject of any Company research (hereinafter generally referred to as “Works”), remain the Company’s exclusive property from their creation and from the date on which this contract is signed insofar as it concerns rights that are created before the signing of this contract and are subject to this article.

§2. The media that contain the Work as well as all documents that have been shared between the Company and the Employee are also the Company’s exclusive property.

§3. The Employee undertakes to fully inform the Company on its first request of any Work that he has created, produced or developed alone or working with others. The Employee undertakes to immediately share all information and knowhow in relation to the Works after their creation. The Employee also undertakes to share and provide any documentation in relation to the Works.

§4. The Employee undertakes to refrain from any act that breaches the Company’s rights. The Employee undertakes not to apply for or claim, directly or through a third party, a patent or any other intellectual property right in relation to the Works without the Company’s written permission.

§5. The Employee agrees, from the signing of this contract, to the Company acting as his exclusive representative with regard to the exercise of moral rights to the Works, such as the right of disclosure or authorship with regard to the Works. The Employee acknowledges that the Company (and/or its partners and clients) has the exclusive right to determine whether, when and how the Works are used, with due consideration for the fact that the Works not used also remain the Company’s exclusive property. The Employee renounces its moral right to demand that the Company (and/or its partners and clients) respect the integrity of the Works and does not object to any change or modification to the Works insofar as this does not undermine his honour or reputation. The Employee authorises the Company (and/or its partners and clients) to use the Works without stating the name of the Employee and to affix it with any distinctive sign of its choosing.

Article 12: Non-competition clause

When leaving the Company, the Employee will refrain from performing similar activities, either in an undertaking of his own or at a competitor of the Company, by which he could harm the Company that he has left by using the specific knowledge of the company that he has acquired there for his own ends or for the benefit of a competitor.

This ban is imposed for 12 months following the day in which employment relations are ended. This ban applies in all countries in which Celyad’s brands, being C-Cure and C-Cath or any other propriety brand of the Company on the date of departure of the Employee, are registered. This ban applies whenever the contract is ended, except when gross misconduct is cited by the Employer.

The Company may renounce the application of this clause within fifteen days of the breaking of the Employee’s employment contract. If the Company does not renounce the application of this clause, it will pay the Employee compensation equal to fifty per cent (50%) of the Employee’s gross remuneration for the effective period during which the ban applies.

If the Employee fails to comply with this clause, he will reimburse the Company this sum and he will also be liable to pay fixed compensation in the same amount, without affecting the Company’s right to claim higher damages and interest if it can prove the extent of these damages.

Article 13: Commission and gifts

The Employee is not authorised to accept, directly or indirectly, any commission, gift, in cash or in kind, from any person that has or could have a business relationship with the Company or any other company of the Group without the Company’s prior permission.

Article 14: Gross misconduct

The Company is authorised to end this contract with immediate effect, without prior notice or compensation, if the Employee is found guilty of gross misconduct, that is to say any conduct that immediately and definitively makes the continued working relationship between the parties impossible.

The following are examples of gross misconduct that could lead to the immediate breaking of the employment contract at the Company’s discretion:

1.	Any non-fulfilment by the Employee of its general obligations, as set down in this contract;

2.	Any breach of the confidentiality obligation, as set down in Article 10 of this contract;

3.	Any breach of the obligation not to accept gifts or tips, as set down in this contract;

4.	Any fraud or falsification of documents;

5.	Any abuse of the Company’s credit card or the Company’s funds;

6.	Any infraction subject to a criminal penalty liable to definitively break the band of trust between the parties or harm the Company’s reputation or public image;

7.	Any unjustified absence of three consecutive days;

8.	Any public announcement liable to harm the reputation or public image of the Company or any Group company;

9.	Any breach by the Employee of the intellectual property rights of third parties;

10.	Any violent conduct, psychological abuse or sexual harassment.

This list is not exhaustive.

Article 15: Employee’s obligations when the contract is broken off

When this contract ends, for whatever reason, the Employee must immediately:

•	Return to the Company all unused business cards he has received from the Company or any other group company;

•	Return to the Company, without keeping copies, all documents in his possession regarding the Company or any other Group company, the keys to the Company’s premises, the Company’s vehicle and all property, material or equipment in his possession that belong to the Company or any other Group company.

Any arrangement or agreement between the parties relating to the breaking off of this contract must be deemed to contain Confidential Information to which the stipulations of this contract regarding the confidentiality obligation apply.

Article 16: Unfair competition

Without affecting its obligations set down in Article 10 of this contract, the Employee acknowledges that he cannot undertake to participate in an act of unfair competition against the Company. The following are examples of unfair competition (without this list being exhaustive):

(1)	The use of Confidential Information in his own interest or in the interest of any other business;

(2)	The use of the Company’s name or logo or the name or logo of any other Group company in his own interest or in the interest of any other business;

(3)	Any act that creates confusion among the Company’s clients or partners regarding the Company or the business the Employee works on;

(4)	Any attempt to encourage an employee of the Company or of another Group company to leave the Company or leave a Group company.

If the Employee is guilty of acts of unfair competition the Company may claim damages and interests to compensate all losses or damages that it suffers or could suffer.

Article 17: Employee handbook

The Employee undertakes to read and comply with the employee handbook from his first day of employment at the Company.

Article 18: Applicable law

This employment contract will be governed and will enter into force in compliance with Belgian law. Any dispute arising from this document that cannot be settled amicably will be exclusively submitted to the Courts of Belgium.

Article 19: Other stipulations

This contract constitutes the entire agreement between the Employee and the Company and replaces any earlier contract and any previous correspondence on the same subject.

Done in duplicate at Mont-Saint-Guibert on 6 June 2016.

Each of the parties acknowledges receipt of one original.

The Employer	Celyad SA	The Employee
Celyad SA	Patrick Jeanmart*	DAVID GILHAM
Christian Homsy	Chief Financial Officer	6/6/2016
Chief Executive Officer	*Representative or PAJE sprl